Exhibit 17.3

Lawrence D. Firestone

325 Roxbury Circle

Colorado Springs, CO 80906

(719) 538-8596

July 22, 2005

Mr. John Yeros

Chairman of the Board

HyperSpace Communications, Inc.

8480 E. Orchard Rd., Suite 6600

Greenwood Village, CO 80111

Dear John,

Congratulations for bringing Hyperspace to the closure of the acquisition of MPC computers.

As a function of the definitive agreement, upon the closing of the transaction, and my receipt of the Cash Severance and Option Severance as defined in your letter if June 9, 2005, I will resign voluntarily and without disagreement, my capacities as the chairman of the Audit and Governance committee, a member of the nominating committee and as a member of the board of directors.

It has been a pleasure to serve on the board of Hyperspace, I truly enjoyed the team, and I wish you and the company good fortune in your future as a new and much larger entity.

Sincerely,

/s/ Lawrence D. Firestone
Lawrence D. Firestone